Assets Sales Agreement

Assets Acquisition of Mael Aircraft

This Sales agreement (the "Sales Agreement") is intended to describe the general terms and conditions ofa proposed acquisition of assets of MAEL AIRCRAFT Corporation, a Sub-Chapter "s" Corporation organized under the laws of Mississippi, ("Mael"), and TAHAWI AerospaceCorp organized under the laws of Delaware ("TAHAWI") the parties intend to execute the definitive purchase and sale agreement and a definitive escrow agreement and anyother agreement that may be necessary to effect the transaction (together, the "TransactionDocuments"). NOTWITHSTANDING THE FOREGOING, THE PARTIES INTEND TO be BOUND BY THE "Confidentiality", "Dispute Resolution", "Exclusivity", "Expenses" and "Governing Law", PROVISIONS. The proposed Asset Sales AGREEMENT., which are intended to be, and are, bindingagreements between the parties, this Sales Agreement is a binding agreement on "Mael" and"TAHAWI" and the existing Shareholders (as defined below) to proceed with the transaction.

1.	**Parties:**	Mr. Andy Altahawi, on behalf TAHAWI Aerospace and its shareholders Mr. Steve Mael on behalf of Mael Aircraft Corporation and its shareholders, as the individual shareholders of Mael(together, the "Existing Shareholders" with a currentshareholding,respectively in Mael,and together with TAHAWI, the "Parties").
2.	**Transaction:**	TAHAWI will purchase (the "Transaction") 100% of the assets of MAEL AIRCRAFT ASSETS including but not limited to one FAA Type Certificate with modifications for 2 variations of prototype airplanes, one for four passenger, twin-engine aircraft and the other for- six passenger, twin-engine aircraft. Both certificate and prototype aircraft are included in the sale along with a partially assembled plane in the construction jig, a static plane model used to superimpose load factors for stress and structure, all dies, jigs and molds utilized to fabricate the airplane parts, enough formed parts for 1-3 aircraft frames and all available raw materials.

In addition, all intellectual property rights and patents associated with the aircraft as well as all available blueprints, designs, catalog and card files and books used to construct the aircraft are also included in the sale. Originally these aircraft were part of a Sam Burns/Mississippi State University study to develop lightweight fuel-efficient passenger planes that could be converted to jets in the 1970s. Both aircraft feature twin reciprocating engines utilizing semi-monologue, an all-aluminum basic frame structure with fiberglass nose, tail, wing tips, fairings and cowls, a circular fuselage at mid-wing and a tail in a low drag design that is aerodynamically smooth construction. Also, a cabin air-operated



stairway entrance opens into a depressed center walkway. The tricycle landing gear is hydraulically operated as well as fully retractable. Electrically operated flaps are slotted with a long lip and large radius. This FAA Type Certificate offers an "immediate production" opportunity and reflects several years' worth of extensive engineering and investment by NASA.

3. Purchase Price:

Subject to TAHAWI's obtaining at closing (the "Closing") equity financing of the equivalent of $5 Million in cash and $5.5 million in post-money valued in stock "(The post money value will be calculated on a minimum of one hundred million dollars post investorsmoney value or according to our offering memorandum to our investors, whichever is greater)", which is equal to 2,750,000Million shares to Mael shareholders for two dollars $2 per shares "As per TAHAWI's offering", based on the offering price of two $2 dollars per share in our offering memorandum to the investors, thisdefined as thepurchase price (the "Purchase Price") to be paid as of theClosing Date) will equal $5 Million in cash, of which:

(i) $5 Million will be paid on the Closing Date, subject to the due diligence.

(ii) $5 Million will be held in escrow as described in the section entitled "Escrow" below.

The Parties agree that they will structure the payments of thePurchase Price in a tax efficient manner as provided by tax professional and that any suchstructure will be subject to the mutual agreement of the Parties.Similarly, although the Parties currently intend to structure theTransaction as the purchase of the stock of the Mael, the Parties may consider structuring the Transactionin a different manner, including a purchase of all of the assets ofthe Mael, subject to tax, legal and otherconsiderations which structure shall not be unreasonably denied.

4. Escrow:

$5 Million of the Purchase Price will be placed in a bank account in the names of the Mael aircraft Company, LLC. Which will release funds in such bank account, including any interest earned thereon, to the Existing Shareholders based on the on the list provided by the seller as follows:

(i) $1 Million will be released immediately post due diligence, closing and the successful fund raise by TAHAWI to fund the acquisition, and





the remaining balance of $4 million dollars shall be released 60 days post-closing or at final settlement whichever is sooner.

5. Non-Compete: The Existing Shareholders agreed not to, directly or indirectly, enter into, encourage, assist, work, consult or ownany interest in a competing business involving the aircraft manufacturing for aperiod of 6 years following the Closing Date without thewritten consent of Mael. The Existing Shareholders will alsoagree not to solicit any employee, customer or vendor of theMael for such 6 year period.

6. Due Diligence: The Existing Shareholders will give, and will cause the Mael , TAHAWI and TAHAWI's accountants,attorneys, partners, consultants, financing sources and all otherrepresentatives and agents of TAHAWI full access to the Mael management, consultants, accountants, advisors andall other representatives, and to all properties, operating andfinancial data, records, agreements and other informationrelating to the Transaction, to the extent reasonably requested byTAHAWI. The Existing Shareholders will use their best efforts tokeep TAHAWI informed of any material changes that have occurredor may occur affecting the business, results of operations,condition (financial or otherwise) or prospects of the Mael.

7. Confidentiality: The Parties agree to extend the Confidentiality Agreement dated to June 31st, 2022.

8. Exclusivity: During the period from the date of this asset Sales Agreementto the later oftheClosing date of January 31st, 2017, or at the fund raise completion (closing date) the ExistingShareholders will not, and will cause the Meal not to, directly or indirectly, other than in theordinary course of business, or as contemplated by this Sales Agreement, (i) solicit, initiate or encourage any inquiries, discussionsor proposals from any other person or entity relating to apossible acquisition of any part of the business or of the capitalstock, securities or assets of any of the Mael,(ii) continue, solicit, encourage or enter into negotiations ordiscussions relating to any such possible acquisition, (iii) furnishto any other person or entity any information (not already in thepublic domain) relating to any of the Mael orthe Transactions contemplated hereby, except as required byapplicable law, or (iv) enter into or consummate any agreementor understanding providing for any such possible acquisition.TAHAWI agrees to inform Maelwithin 60 days following the failure to obtain the necessary AcquisitionFinancing, or the necessary approvals of TAHAWI's investmentcommittee, and such notice will terminate the exclusivity perioddescribed herein.



9. Sale of Mael Assets: 100% of the MAEL AIRCRAFT ASSETS including but not limited to one FAA Type Certificate with modifications for twovariations of prototype airplanes, one for four passenger, twin-engine aircraft and the other for- six passenger, twin-engine aircraft. Both certificate and prototype aircraft are included in the sale along with a partially assembled plane in the construction jig, a static plane model used to superimpose load factors for stress and structure, all dies, jigs and molds utilized to fabricate the airplane parts, enough formed parts for 1-3 aircraft frames and all available raw materials.

In addition, all intellectual property rights and patents associated with the aircraft as well as all available blueprints, designs, catalog and card files and books used to construct the aircraft are also included in the sale. Originally these aircraft were part of a Sam Burns/Mississippi State University study to develop lightweight fuel-efficient passenger planes that could be converted to jets in the 1970s. Both aircraft feature twin reciprocating engines utilizing semi-monologue, an all-aluminum basic frame structure with fiberglass nose, tail, wing tips, fairings and cowls, a circular fuselage at mid-wing and a tail in a low drag design that is aerodynamically smooth construction. Also, a cabin air-operated stairway entrance opens into a depressed center walkway. The tricycle landing gear is hydraulically operated as well as fully retractable. Electrically operated flaps are slotted with a long lip and large radius. This FAA Type Certificate offers an "immediate production" opportunity and reflects several years' worth of extensive engineering and investment by NASA.

10. Limitation on Claims: The Existing Shareholders agree to pay and/or reimburse TAHAWI*and its affiliates for any claims and/or liabilities (including, but*not limited to, reasonable attorneys' fees and the costs andexpenses of defending any claims) arising out of, relating to orbased upon allegations of:

(i) any inaccuracy or breach of any representation orwarranty of the Existing Shareholders contained in theTransaction Documents;

(ii) any breach of any covenant contained in this Sales Agreement, and the Transaction Documents;

(iii) any liability or cost arising out of the manner in whichthe Mael compensate theiremployees and other persons who work or have workedfor theMaelGroup; and

(iv) past taxes (including interest, penalties, etc.) imposed inrespect of the income, business, property or operationsof the Mael, or for which anyExisting Shareholder may otherwise be liable for theperiod up to and including the Closing Date.

TAHAWI, in its sole discretion, may permit any of the ExistingShareholders to participate, at his own expense, in any defenseof, or settlement negotiations with respect to, any third partyclaims.Any claim arising out of the inaccuracy or breach of anyrepresentation or warranty contained in the TransactionDocuments must be made prior to the second anniversary of theClosing Date.The maximum amount of claims that the Existing Shareholdersmay be liable to TAHAWI for a breach or inaccuracy of anyrepresentation or warranty will be $1 Million, as described in thesection entitled "Escrow" above, except to the extent that suchclaims arise from a breach of certain representations orwarranties to be identified in the Transaction Documents, orfraud.

11. Closing Conditions:

The obligations of TAHAWI to complete the Transactioncontemplated herein will be subject, among other things, to thesatisfaction of the following conditions:

(v) satisfactory completion of legal, accounting, tax,financial, commercial and environmental due diligence,in ALTAHAWI's sole discretion;

(vi) negotiation, execution and delivery of satisfactory andmutually acceptable Transaction Documents;

(vii) receipt of Acquisition Financing as described in 3above;

(viii) absence of any material adverse change in the business, results of operations, condition (financial or otherwise)

or prospects of the Mael or any of itssubsidiaries;

(ix) absence of any material adverse change in the financialmarkets or economic conditions.

(x) receipt of all necessary governmental (The FAA), board ofdirectors, investment committee and third-partyapprovals;

(xi) absence of any action or proceeding against the Existing Shareholders, the Mael orTAHAWI that may affect the Transaction or the value ofTAHAWI's investment;

(xii) true and correct representations and warranties as of the Closing Date;

(xiii) employment contracts with key managers of Mael satisfactory to TAHAWI;

(xiv) as of the close of business on the business day beforethe Closing Date, combined working capital of theMeal Group Companies that is sufficient to continue thebusiness as contemplated by the Business Plan asdetermined by TAHAWI in its sole discretion;







(xv) as of the Closing Date, no indebtedness outstanding inany form, other than the Acquisition Financing and asagreed between the Parties; and

(xvi) the forgiveness of all Existing Shareholder loans, andthe receipt of releases from the Existing Shareholders inrespect of any claims by the Existing Shareholdersagainst the Mael.

12. Representations and Warranties:

The Transaction Documents will contain representations andwarranties that are customary for transactions of this size andnature, including, without limitation, the representations andwarranties listed in Annex I hereto.

13. Governing Law: The Transaction Documents and this Sales Agreement will begoverned by the laws of the state of New Jersey and by New Jersey courts.

14. Dispute Resolution: Any controversy, conflict or dispute of any nature arising out oforrelating to the Transaction contemplated herein will be settledexclusively and finally by arbitration governed by ICC rulescarried out in New York City. The Existing Shareholdersand TAHAWI will each select one arbitrator to represent them, andthe two arbitrators together will select a third arbitrator for theproceedings.

15. Expenses: Each Party will bear its own expenses, however, if TAHAWI advisesthe Existing Shareholders prior to the closing date that it hasreceived all necessary approvals, but the Closing does not occurby the closing date, then the Existing Shareholders willreimburse TAHAWI for its reasonable documented out-of-pocketexpenses.

16. Closing Date: January 31st, 2017

Mael Aircraft Company	TAHAWI aerospace Corp
Steve Mael 9-16-16	9/16/16
Steve Mael	Andy Altahawi

SM